AMEX, TSX Symbol: NG
News Release

NovaGold Starts Gold Production at Rock Creek Mine in Nome, Alaska

September 19, 2008 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX, TSX: NG) today announced that it has received regulatory authorizations and has begun production at its Rock Creek gold mine near Nome, Alaska. State regulators have approved the start of production, allowing NovaGold to begin fully processing ore and depositing inert tailings material into the Tailings Storage Facility. As part of the start up process under the regulatory authorization from the State of Alaska, NovaGold must complete a number of environmental and operational tasks over the next 15, 30 and 90 days to ensure compliance with environmental requirements for the mine.

The Nome Operations team has been mining and stockpiling ore as part of the commissioning process, and has close to 450,000 tonnes of ore ready, representing approximately 2 months of full throughput. All components of the processing facility have been individually tested and commissioned. Production has begun on site and NovaGold anticipates ramping up throughput levels during the 4th Quarter of 2008.

Upon achieving full commercial production, the Rock Creek mine is expected to produce approximately 100,000 ounces of gold annually with life-of-mine cash costs estimated at approximately US$500 per ounce. At current metal prices, NovaGold anticipates generating $25 to $35 million in cash flow from Rock Creek on a yearly basis.

“We are very pleased with the start of gold operations in Nome for NovaGold,” said Rick Van Nieuwenhuyse, President & CEO of NovaGold. “Achieving production at Rock Creek is a major step toward our long-term business plan of becoming a premier North American precious metals company. The Rock Creek construction and operations crews have worked closely with State and Federal regulators to assure that the project will meet its environmental guidelines even during challenging weather conditions. We believe that the extra time dedicated to commissioning and testing of the mill should facilitate a smooth Rock Creek mine ramp up to full production. The achievement of gold production and the resulting internally generated cash flow from the company’s first mine is a major accomplishment for the entire NovaGold team.”

The Rock Creek mine is a year-round, truck and shovel, conventional open-pit mining operation, designed to process 7,000 tonnes per day using a simple gravity, flotation and CIL recovery process. The Nome Operations, including the Rock Creek mine, has a proven and probable reserve of 510,000 ounces of gold, with 1.81 million ounces of measured and indicated resource and an additional inferred resource of 330,000 ounces of gold. NovaGold believes there is potential to expand production at the Nome operations and extend the mine life beyond 10 years. Exploration this year has focused on further evaluation of the potential to develop the Saddle, Big Hurrah and Nome Gold targets, where resources have already been identified. Drilling around the pit margin at Rock Creek has shown positive results with new gold mineralization identified from ongoing work.

About the Rock Creek Project

The Rock Creek mine is the first modern, open-pit “hardrock” mine on the Seward Peninsula. The project is located 12 km (7 miles) from the town of Nome, Alaska on 5,700 hectares (14,000 acres) of patented private land owned 100% by NovaGold and 8,100 hectares (20,000 acres) of land owned by the Bering Straits and Sitnasuak Native Corporations. NovaGold has a mining lease with Bering Straits, the first mining lease for lode gold signed with a Native Corporation under the Alaska Native Claims Settlement Act, and a Surface Use Agreement with Sitnasuak. The project is accessed by state-maintained roads and benefits from the presence of the nearby town-site infrastructure and power. Simple mining and processing costs and significant resource expansion potential makes Rock Creek an ideal project for NovaGold to transition from an exploration-development stage company to a gold producer.

About NovaGold

NovaGold is a precious metals company focused on exploration, development and mining, with mineral properties in Alaska and Western Canada. Production is scheduled for 2008 at the 100%-owned Nome Operations in Alaska, which includes the Rock Creek, Big Hurrah and Nome Gold deposits. NovaGold owns 50% of the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits, with Barrick Gold (50%). The Company also owns 50% of the Galore Creek copper-gold-silver project in British Columbia with Teck Cominco (50%). NovaGold has one of the largest resource bases of any junior or mid-tier level producing gold company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding anticipated construction and production and other milestones the anticipated results of the Rock Creek mine, NovaGold’s future operating or financial performance, and estimates of production, reserves and resources are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in environmental compliance and at the Rock Creek project; the need for cooperation of government agencies and native groups in the development and operation of the Rock Creek property; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in ore grades or recovery rates or cost increases, fluctuations in metal prices and currency exchange rates, and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2006, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update forward looking statements of management beliefs, opinions, projections, or other factors should they change.

Cautionary Note Concerning Reserve and Resource Estimates

This press release and other information released by NovaGold uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this press release or released by NovaGold in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and reserves reported by NovaGold in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

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Contacts

Greg Johnson
Vice President, Strategic Development

Don MacDonald
Senior Vice President and CFO

604-669-6227 or 1-866-669-6227